Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Proteo, Inc. (“we,” “us” or the “Company”) had the following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.001 par value per share (“Common Stock”).

Our authorized capital consists of 300,000,000 shares of Common Stock and 10,000,000 shares of “blank check” preferred stock, $0.001 par value per share. Series A, B-1 and B-2 of our preferred stock have been designated pursuant to the applicable certificates of designation of preferred stock, which contain the terms, rights and preferences for each such series of our preferred stock.

The following description is a summary and is qualified in its entirety by our Articles of Incorporation, as amended to date (the “Charter”), our Bylaws (the “Bylaws”), copies of which are referenced as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, as well as the provisions of the Nevada Revised Statutes (the “NRS”).  You should read the Charter, the Bylaws and the applicable provisions of the NRS for a complete statement of the provisions described below and for other provisions that may be important to you.

Common Stock

Each holder of our Common Stock is entitled to a pro rata share of cash distributions made to our stockholders, including dividend payments. The holders of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefore. Cash dividends will be paid at the sole discretion of our board of directors.

The holders of our Common Stock are entitled to one vote for each share of record on all matters to be voted on by our stockholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares of our Common Stock voting for the election of our directors can elect all of our directors.

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our Common Stock.

Our stockholders may not sell, assign, or otherwise transfer their shares and certificate or certificates of stock, or any part thereof, except to a spouse or direct family member, or by gift to other stockholders or their spouses, unless it is first offered to the corporation or the other stockholders on the terms and conditions described in the Charter. Holders of our Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking funds provisions applicable to our Common Stock.  All outstanding shares of our Common Stock are fully paid and non-assessable.

Summary of Certain Provisions of Certificate of Incorporation and Bylaws

The Charter and the Bylaws, as applicable, among other things, (a) provide our board with the ability to alter the bylaws without stockholder approval; (b) provide that special meetings of our stockholders may be called only by a written request of stockholders holding 25% or more of the voting power of our capital stock, majority vote of our entire board of directors, the chairman of our board of directors or our president; and (c) provide the board of directors with authority, without further action by the holders of our common stock, to issue up to 7,250,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. These provisions, while designed to reduce vulnerability to an unsolicited acquisition proposal, and to discourage certain tactics used in proxy fights, may negatively impact a third-party’s decision to acquire us even if it would be beneficial to our stockholders.

Anti-Takeover Effects of Nevada Law and Articles of Incorporation and Bylaws

We are subject to the Nevada anti-takeover laws regulating corporate takeovers, including Sections 78.411 to 78.444, inclusive, of the NRS. These anti-takeover laws prevent Nevada corporations from engaging in a merger or sale of (a) more than 5% of the aggregate market value of all the assets, determined on a consolidated basis, of the corporation; (b) more than 5% of the aggregate market value of all the outstanding voting shares of the corporation; or (c) more than 10% of the earning power or net income, determined on a consolidated basis, of the corporation, with any stockholder, including all affiliates and associates of the stockholder, who owns 10% or more of the corporation’s outstanding voting stock, for two years following the date that the stockholder acquired 10% or more of the corporation’s assets unless:

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-	the board of directors approved the transaction in which the stockholder acquired 10% or more of the corporation’s assets; or

-	the board of directors approved the merger or sale and, at or after that time, the transaction was approved at an annual or special meeting of the stockholders of the corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least 60% of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

A Nevada corporation may opt out of the Nevada anti-takeover laws if its certificate of incorporation or bylaws so provides. We have not opted out of the provisions of the anti-takeover laws. As such, these laws could prohibit or delay mergers or other takeover or change of control of us and may discourage attempts by other companies to acquire us even if it would be beneficial to stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Transfer Online, Inc., 512 SE Salmon St., Portland, OR 97214.

Listing

Our Common Stock is not listed. Our Common Stock is currently quoted on Pink Open Market under the symbol “PTEO”.

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